April 10, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Jay Ingram

Re:	NN, Inc. Registration Statement on Form S-3 Filed March 16, 2017 File No. 333-216737 (the “Registration Statement”) REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

On behalf of NN, Inc. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Registration Statement to 4:15 p.m. Eastern Time on Wednesday, April 12, 2017, or as soon thereafter as is practicable.

The Registrant requests that it be notified of such effectiveness by a telephone call to Richard F. Mattern of Bass, Berry & Sims PLC at 901-543-5933.

Very truly yours, NN, Inc.

/s/ Matthew S. Heiter

Senior Vice President and General Counsel

cc:	Richard F. Mattern, Esq. Bass, Berry & Sims PLC